

October 13, 2011

Via E-Mail

David Polonitza
54B Sandra Circle, Apt. B1
Westfield, NJ 07090

> **Re: Itex Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A filed by David**
> **Polonitza et. al.**
> **Filed October 6, 2011**
> **File No. 000-18275**

Dear Mr. Polonitza:

We have reviewed your filing and have the following comments.

Revised Preliminary Schedule 14A

Letter to Shareholders, page 1

1. We reissue prior comment 3 in part. You continue to state, in item 1, that the company took certain actions without shareholder approval. Please clarify to state whether the company was required under state law or its organizational documents, to obtain such shareholders approval.

2. We note your response to prior comment 6. Please clarify your disclosure to state whether the board has increased its voting power from 16% to near 30% or clarify that some of the shares you included in your calculation are not currently vested and may not be voted.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions